Second Quarter Report &
Interim Management's Discussion and Analysis
For the period ended June 30, 2005


SAVOY

Fairmont Hotels & Resorts Inc.

UNITED STATES • CANADA • MEXICO • BARBADOS • BERMUDA • MONACO • UNITED KINGDOM • UNITED ARAB EMIRATES • KENYA

Our operating results for this quarter were in-line with our expectations, including a 25% improvement in diluted earnings per share. It is important to note that the comparability of our 2005 results, specifically our hotel ownership operations, are affected by the two hotels we sold in 2004.

Operating performance for our hotel portfolio varied by region.

- Our U.S. owned hotels continue to enjoy considerable growth, driven by robust U.S. lodging fundamentals, with The Fairmont Copley Plaza Boston and The Fairmont Orchid, Hawaii experiencing strong operating performance improvement over the second quarter of 2004.
- Our Canadian portfolio was affected by softness in U.S. travel to Canada. U.S. travel to Canada is down on a year over year basis and our Canadian owned resorts and managed properties in major Canadian gateway cities rely heavily on this traffic, particularly in the second and third quarters. At our Canadian owned resorts, the decrease has been somewhat offset by growth in Asian and European demand. We continue to build market share in our Western Canadian resorts against our specific North American competitive set.
- Operating performance at our International owned hotels was impacted by lower leisure transient demand at our Mexican resorts compared to the same period in the prior year, nonetheless expectations are that the Mexican resorts will experience strong full year growth on a year over year basis.

For the balance of the year, we expect our U.S. and International hotels to continue to demonstrate the positive growth trends we have seen in the first half of the year and perform to our original expectations. While we expect to experience growth in our Canadian portfolio, it will not match our original expectations.

Our revised guidance reflects the weaker than expected performance from our Canadian hotels and higher than anticipated costs relating to stock appreciation rights. We now estimate that EBITDA[1] for 2005 will be approximately $192 million, including a $17 million gain on a land sale to be recorded in the third quarter. The revised estimates for net income and diluted EPS are $96 million and $1.24 respectively, and include a further tax recovery that the Company is expecting to record in the third quarter and certain other items. Excluding the impact of the land sale gain, development expenses, tax recoveries and other one-time items, diluted EPS is expected to be $0.75.

Over the last few months we have been actively executing our strategy of expanding distribution of the Fairmont brand and divesting of non-core real estate. Subsequent to the end of the quarter, we sold a parcel of land in Vancouver for net proceeds and an after-tax gain of $17 million, which will be recorded in the third quarter. We continue to have one remaining block of land in Vancouver's Coal Harbour which is zoned for mixed use hotel, office and residential development.

On July 12th, we assumed management of a 444-room hotel formerly known as the Sutton Place Hotel in Newport Beach, California, which was recently purchased by Sunstone Hotel Investors. Newport Beach is one of California's fastest growing corporate business centers and among its most affluent communities. Having a hotel in this market will further enhance our strength in California. A $22 million phased renovation of the hotel's guestrooms, public areas and facilities has commenced. We are pleased to have Sunstone as a new strategic partner and to have the opportunity to work with such a major U.S. hotel owner.

Following our recent expansion to Europe, we were excited to add Africa as our newest continent by assuming management of five hotels in Kenya. Following approximately $25 million in enhancements, The Norfolk Hotel, Mount Kenya Safari Club, The Aberdare Country Club, The Ark and Mara Safari Club will be rebranded Fairmont hotels.

The growth of the Fairmont brand remains a key focus for the Company as we aim to increase the distribution of the brand and further raise the exposure of our existing portfolio.

William R. Fatt
Chief Executive Officer
July 26, 2005

Fairmont
HOTELS & RESORTS

(1) See Non-GAAP Financial Measures on Page 13 for reconciliation to generally accepted accounting principles.

Management's Discussion and Analysis
of Financial Condition and Results of Operations

Management's discussion and analysis (the "MD&A") should be read in conjunction with the unaudited consolidated financial statements and notes, which begin on page 14. The financial statements of Fairmont Hotels & Resorts Inc. ("FHR" or the "Company") are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The financial statements and the MD&A are presented in United States dollars unless otherwise indicated. This MD&A is based on the segmented financial information of our operations presented in note 8 of the unaudited consolidated financial statements on page 19.

We use non-GAAP measures to assess our operating performance. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies.

RevPAR is calculated as room revenue divided by the number of room nights available. Management considers RevPAR to be a meaningful indicator of hotel operations because it measures the period-over-period change in room revenues relative to the number of room nights available. Investors and analysts also use it as a measure of the Company's financial performance. However, it is not a defined measure of operating performance under Canadian GAAP. It is likely that FHR's calculation of RevPAR is different than the calculations used by other entities.

EBITDA is defined as income before interest, income taxes, other expenses and amortization. Income or loss from equity investments is included in EBITDA. Management considers EBITDA to be a meaningful indicator of operations and uses it as the primary measure to assess the operating performance of our business segments. It is also used by investors, analysts and our lenders as a measure of the Company's financial performance. However it is not a defined measure of operating performance under Canadian GAAP. It is likely that FHR's calculation of EBITDA is different than the calculations used by other entities. A reconciliation of EBITDA to net income can be found on page 13.

Operating revenues exclude other revenues from managed and franchised properties that consist of direct and indirect costs relating primarily to marketing and reservation services that are reimbursed by hotel owners on a cost recovery basis. Management considers that the exclusion of such revenue provides a meaningful measure of operating performance, however, revenue excluding such reimbursements is not a defined measure of operating performance, under Canadian GAAP. It is likely that FHR's calculation of operating revenues is different than the calculations used by other entities.

This document contains forward-looking information based on our best estimates of the current operating environment. These forward-looking statements are related to, but not limited to, our operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as "anticipate", "believe", "expect", "estimate", "aim", "plan", "guidance" or similar words suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to, economic, competitive and lodging industry conditions. A detailed description of these factors can be found starting on page 46 of the 2004 annual report in the section entitled "Risks and Uncertainties". There is significant risk that our predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results to differ materially from our expectations. All forward-looking statements in this document are qualified by these cautionary statements. These statements are made as of the date of this document and except as required by applicable law, we disclaim any intention or obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

Financial highlights

(in millions, except per share data)	Three months ended June 30, 2005	Three months ended June 30, 2004	Six months ended June 30, 2005	Six months ended June 30, 2004
Revenues[1]	**$ 205.7**	$ 219.2	**$ 385.0**	$ 396.3
EBITDA[1]	**50.5**	62.5	**72.7**	96.6
Net income[1][2]	**34.1**	29.0	**30.1**	28.4
Earnings per share[1][2]				
Basic	**0.45**	0.37	**0.40**	0.36
Diluted	**0.45**	0.36	**0.39**	0.36
Dividends declared	**0.06**	0.04	**0.06**	0.04

(1) The 2004 amounts include the results of The Fairmont Kea Lani Maui and The Fairmont Glitter Bay, which were sold in July 2004. Excluding the results of these two hotels, the 2004 numbers would be for the quarter and year-to-date, respectively: Revenues $195.9 million and $348.6 million, EBITDA $53.8 million and $78.1 million, net income $25.1 million and $20.5 million, and basic EPS of $0.32 and $0.26.

(2) The 2005 amounts include a $14.6 million, or $0.19 per share, income tax recovery related to a favorable settlement in the second quarter.

Industry Update

Our Canadian resorts and managed properties in major Canadian gateway cities rely heavily on U.S. travel to Canada, particularly in the second and third quarters. There are currently two major challenges impacting the Canadian lodging industry, the first being the year over year decrease in U.S. travel to Canada, and in particular short-haul traffic. High fuel costs, appreciation of the Canadian dollar and border hassles are a number of issues that appear to be deterring short-haul travelers to Canada. The second challenge is the lack of convention activity at city-center properties like Toronto, Montreal and Vancouver. Convention planners typically book 18 to 36 months in advance and in 2003 would have been seeking a place to host their events in 2005. In 2003, however, the Canadian travel industry was impacted by severe acute respiratory syndrome which would have dissuaded planners from booking their 2005 events in Canada.

We expect our U.S. and International hotels to continue to benefit from strong industry fundamentals and perform to our original expectations.

Corporate Developments

In January 2005, we entered into a long-term contract and began managing The Savoy Hotel in London, England, one of London's most-recognized luxury hotel properties. The Savoy has 263 rooms with 19,000 square feet of distinctive function space, and is our second European property. The hotel is now known as "The Savoy, A Fairmont Hotel".

We announced on April 20, 2005 that Fairmont entered into an agreement to manage the former Sutton Place Hotel, a 444-room property in Newport Beach, California. We assumed management of the hotel in mid-July 2005.

On May 11, 2005 we announced that Fairmont entered into an agreement to manage five renowned hotels in Kenya. Plans are in progress for $25 million in phased enhancements to this 440-room collection of properties, which will be branded as Fairmont hotels in mid-2006.

During the quarter, we repurchased and cancelled over 800,000 shares of our common stock under our normal course issuer bid at a total cost of $27.9 million, bringing the total number of shares repurchased for the year to about 1.85 million shares for a total cost of $60.7 million.

On July 14, 2005, FHR disposed of a parcel of land in Vancouver for net proceeds and an after-tax gain of approximately $17 million, which will be recorded in the third quarter.

Results of Operations

THREE MONTHS ENDED JUNE 30, 2005

We continue to benefit from improving demand from the business transient and group meetings segments. Our owned comparable portfolio generated revenue and EBITDA growth, and our management operations have also realized gains, both in base and incentive management fees on the comparable portfolio, and from additional management contracts.

Hotel Ownership Operations

Revenues from hotel ownership operations were $177.5 million in the second quarter compared to $180.6 million

Comparable owned hotels

	2005	2004	Variance
Worldwide			
RevPAR[1]	$ 121.88	116.37	4.7%
ADR[2]	192.43	184.22	4.5%
Occupancy	63.3%	63.2%	0.1 points
Canada			
RevPAR	$ 112.21	$ 106.23	5.6%
ADR	170.27	156.93	8.5%
Occupancy	65.9%	67.7%	(1.8) points
U.S. and International			
RevPAR	$ 131.34	$ 126.12	4.1%
ADR	215.92	214.43	0.7%
Occupancy	60.8%	58.8%	2.0 points

1 RevPAR is calculated as room revenue per available room per day.

2 ADR (average daily rate) is defined as room revenue per occupied room.

Comparable Hotels are considered to be properties that were fully open and under our management for at least the entire current and prior period. Comparable Owned Hotel statistics exclude properties under major renovation that would have a significant adverse effect on the properties' primary operations, or properties, which were sold during the period.

Exclusions: The Fairmont Southampton; The Fairmont Kea Lani Maui; The Fairmont Glitter Bay.

from the prior year. Excluding the two properties sold in 2004 and The Fairmont Southampton, which reopened on April 11, 2004 after hurricane damage repairs, revenues from hotel ownership operations are up 9.3%.

Excluding the impact of the two properties sold and The Fairmont Southampton, revenues for the quarter from U.S. and International owned properties increased 7.0%. Excluding the two properties sold, revenues from U.S. owned hotels were up 12.1%, while revenues from International owned hotels, excluding The Fairmont Southampton, were relatively unchanged compared to the prior year. The Fairmont Copley Plaza Boston and The Fairmont Orchid, Hawaii had significant revenue increases, approximately 16% and 17% respectively, over 2004. Largely all International owned hotels experienced revenue growth, except the two Mexican resorts, which had a 3.7% decline in revenues primarily due to lower transient leisure demand.

Revenues from the Canadian properties were up 12.1% compared to the same period in 2004, lead by The Fairmont Chateau Lake Louise, which benefited from the opening of additional meeting facilities and new guestrooms. The appreciation in the Canadian dollar also contributed to this improvement, as we report our results in U.S. dollars.

RevPAR at the Comparable Hotels increased 4.7% to $121.88 in 2005 from $116.37 in 2004, driven primarily by a 4.5% increase in ADR. RevPAR grew by 4.1% at the U.S. and International owned properties. The U.S. and International owned comparable portfolio enjoyed strong group demand from both the tour and business meetings segments, which resulted in an occupancy increase of 2.0 points. The U.S. comparable owned hotels experienced RevPAR improvement of 8.1%, lead by occupancy growth of 5.4 points, driven by increased group demand from both the tour and business meeting segments, and ADR growth of 0.4%. Our Canadian owned hotels' occupancy levels declined 1.8 points to 65.9% as a result of lower leisure transient demand, but they benefited from an 8.5% improvement in ADR primarily due to the appreciation of the Canadian dollar.

EBITDA from our hotel ownership operations of $42.3 million in 2005 was down from $46.6 million last year. However, EBITDA increased 5.9% when results are adjusted to exclude the two properties sold in July 2004 and The Fairmont Southampton. Both the U.S. and Canadian geographic segments contributed to this improvement. EBITDA for the U.S. and International hotels, improved 5.1% (excluding the two hotels sold), driven by robust EBITDA growth of 19.3% at the U.S. owned hotels, lead by The Fairmont Orchid, Hawaii, offset by a 14.3%

Fairmont managed hotels

	2005	2004	Variance
Worldwide			
RevPAR	$ 128.03	$ 118.24	8.3%
ADR	188.35	175.47	7.3%
Occupancy	68.0%	67.4%	0.6 points
Canada			
RevPAR	$ 108.17	$ 101.20	6.9%
ADR	158.57	146.22	8.4%
Occupancy	68.2%	69.2%	(1.0) points
U.S. and International			
RevPAR	$ 148.23	$ 135.48	9.4%
ADR	218.87	206.75	5.9%
Occupancy	67.7%	65.5%	2.2 points

Exclusions: The Fairmont Southampton; The Fairmont Monte Carlo; The Savoy, A Fairmont Hotel; The Fairmont Glitter Bay; The Norfolk Hotel, Mount Kenya Safari Club, The Aberdare Country Club, The Ark and the Mara Safari Club.

decline in EBITDA (excluding The Fairmont Southampton) for the International owned hotels, mainly due to weaker year-over-year operating performance at the two Mexican resorts, which experienced a 3.8% decline in ADR.

Overall, EBITDA margins on our owned hotels dropped to 23.8%, from 25.8% in 2004. Adjusting for the impact of the two properties sold and The Fairmont Southampton, the EBITDA margins for both quarters were unchanged at approximately 22%.

Hotel ownership operations also include $1.0 million in equity income from minority investments in various managed hotels. This amount compares to the $0.9 million in the same period of 2004.

Our 23.7% equity investment in Legacy generated equity income of $1.1 million in the second quarter of 2005 compared to equity income of $2.8 million in 2004 when we owned 35.2%.

Real Estate Activities

Second quarter real estate activities, generated primarily from our vacation ownership business contributed $2.0 million in revenues in 2005. In the second quarter of 2004, we generated revenues of $18.1 million, when we disposed of one block of land at our Coal Harbour site in Vancouver, British Columbia for total proceeds of $14.1 million. EBITDA generated by real estate activities during the quarter was a loss of $0.4 million in 2005, compared to income in 2004 of $8.3 million.

Management Operations

Fairmont

In the second quarter of 2005, revenues under management were $498 million, up 11.9% from 2004. Improved operating results at the U.S. and International hotels, as well improvement from the Canadian properties primarily due to the appreciation of the Canadian dollar, and new management contracts in the U.K. and Europe contributed to this increase.

Fairmont earned fee revenues of $16.1 million in the second quarter, a 17.5% improvement over 2004. This increase consists primarily of higher base management fees, which rose commensurate with the increase in revenues under management. Fee revenues included $4.8 million from our owned properties compared to $5.6 million in 2004.

For the Fairmont managed portfolio of Comparable Hotels, RevPAR increased 8.3% to $128.03. RevPAR at the U.S. and International properties was up 9.4% from

2004, resulting from a 5.9% increase in ADR combined with an occupancy gain of 2.2 points. RevPAR at the Canadian properties was up to 6.9% as ADR improved by 8.4%. When measured in Canadian dollars, RevPAR for the Canadian portfolio was down about 2%.

The Fairmont managed portfolio generated second quarter EBITDA of $12.5 million in 2005, up from $10.8 million in the prior year, primarily from a significant improvement in The Fairmont Dubai's results, as well as the addition of our two European hotels. EBITDA margin was 77.6% in 2005 down from 78.8% in 2004.

Delta Hotels Limited ("Delta")

Revenues under management were $108 million, a 16.1% increase from 2004, mainly due to the appreciation of the Canadian dollar, while management fee revenues were $3.4 million versus $3.6 million in 2004. The decrease in revenues related to Delta receiving a payout of $0.5 million during the second quarter of 2004 on the early termination of a franchise agreement.

RevPAR for Delta's Comparable Hotels increased 13.4% over 2004 resulting from a 9.7% ADR increase and a 2.3 point improvement in occupancy. When measured in Canadian dollars, RevPAR was up approximately 4% over 2004.

Other Items

Revenues and Expenses from Managed and Franchised Properties

Other revenues and expenses from managed and franchised properties represent the expenditure and recovery of central marketing, reservation and other services that we provide on a cost recovery basis under the terms of our management and franchise agreements. The net difference represents the portion of amounts spent in excess of or less than the recoveries from managed hotels that are owned by third parties.

General and Administrative Expenses

General and administrative expenses for the quarter were $7.7 million compared to $8.4 million for the second quarter of 2004. The reduction in expenses from 2004 is mainly due to the timing of expenses from one quarter to the next.

Other Expenses

During the second quarter, the Company expensed $3.3 million of costs incurred in connection with certain growth opportunities, relating to a major potential portfolio acquisition, which the Company did not complete.

Amortization

Amortization expense was $16.4 million in 2005 compared to $18.0 million in 2004. This decrease is mainly due to the sale of the two hotels in July 2004.

Interest Expense, Net

Net interest expense for the second quarter of $6.0 million was down from $9.0 million in 2004. This decrease was primarily due to the reduction in long-term debt resulting from the application of sale proceeds from The Fairmont Kea Lani Maui, The Fairmont Glitter Bay and the Legacy units to reduce debt, offset by borrowings used to fund the purchase of common shares for cancellation.

Income Tax Expense (Recovery)

Income tax for the quarter was a recovery of $9.3 million versus an expense of $6.5 million in 2004, mainly as a result of a favorable settlement with the Canada Revenue Agency in the quarter of $14.6 million. Adjusting for the $14.6 million recovery, our effective tax rate in the second quarter was 21.4%. In the second quarter, our International hotels in non-taxable jurisdictions usually produce a greater portion of our pre-tax income than in other quarters. This factor generates a lower effective tax rate in the second quarter than we typically experience over our fiscal year. The Company expects to record an additional recovery in the $20 million range in the third quarter.

Delta managed hotels

	2005	2004	Variance
RevPAR	$ 74.18	$ 65.43	13.4%
ADR	105.74	96.40	9.7%
Occupancy	70.2%	67.9%	2.3 points

Exclusions: Delta Meadowvale, Delta Kitchener and Delta franchised hotels.

Comparable owned hotels

	2005	2004	Variance
Worldwide			
RevPAR[1]	$ 125.12	116.51	7.4%
ADR[2]	197.30	186.65	5.7%
Occupancy	63.4%	62.4%	1.0 point
Canada			
RevPAR	$ 106.73	$ 100.08	6.6%
ADR	168.42	155.72	8.2%
Occupancy	63.4%	64.3%	(0.9) points
U.S. and International			
RevPAR	$ 143.10	$ 132.22	8.2%
ADR	225.50	218.00	3.4%
Occupancy	63.5%	60.7%	2.8 points

Exclusions: The Fairmont Southampton; The Fairmont Kea Lani Maui; The Fairmont Glitter Bay.

Net Income

Net income for the second quarter of 2005 was $34.1 million compared to $29.0 million in 2004. The 2005 results include a $14.6 million tax recovery, while 2004 includes approximately $8 million from a gain on sale of land in Vancouver.

SIX MONTHS ENDED JUNE 30, 2005

Hotel Ownership Operations

Revenues from hotel ownership operations were $326.2 million in the first half of the year, down $9.8 million from the prior year. Excluding the two properties sold in 2004 and The Fairmont Southampton, revenues from hotel ownership operations were up 9.1%.

Revenues from the Canadian properties were up 11.4% compared to the same period in 2004, lead by The Fairmont Chateau Lake Louise, which benefited from the opening of additional meeting facilities and new guestrooms. The appreciation in the Canadian dollar also contributed to this improvement. Excluding the impact of the two properties sold and The Fairmont Southampton, revenues for the six months from U.S. and International owned properties increased 7.7%. The Fairmont Copley Plaza Boston and The Fairmont Orchid, Hawaii had significant revenue increases, approximately 20% and 17% respectively, over 2004.

RevPAR at the Comparable Hotels increased 7.4% to $125.12 in 2005 from $116.51 in 2004. Occupancy growth of 2.8 points at our U.S. and International properties was generated through increases in demand from the group business and tour group segments. At our Canadian hotels, foreign currency fluctuations helped to offset slightly lower ADR when measured in Canadian dollars.

EBITDA from FHR's hotel ownership operations of $69.2 million in 2005 was down $12.6 million from $81.8 million in 2004. However, EBITDA increased 7.5% when results are adjusted to exclude the two properties sold in July 2004 and The Fairmont Southampton. Our U.S. and International properties generated most of this improvement.

EBITDA margins of 21.2% are down from 24.3% in 2004. Adjusting the 2004 revenues and EBITDA for the impact of the two properties sold and for The Fairmont Southampton, which was closed for hurricane repairs during the first quarter of 2004, the EBITDA margins were approximately 22% in both periods.

Hotel ownership operations also include $2.1 million in equity income from minority equity investments in various managed hotels, excluding Legacy. In 2004 income of $0.5 million was recorded from minority equity investments.

Fairmont managed hotels

	2005	2004	Variance
Worldwide			
RevPAR	$ 122.58	$ 111.81	9.6%
ADR	189.88	174.41	8.9%
Occupancy	64.6%	64.1%	0.5 points
Canada			
RevPAR	$ 95.17	$ 88.29	7.8%
ADR	152.91	139.05	10.0%
Occupancy	62.2%	63.5%	(1.3) points
U.S. and International			
RevPAR	$ 150.29	$ 135.44	11.0%
ADR	224.65	209.26	7.4%
Occupancy	66.9%	64.7%	2.2 points

Exclusions: The Fairmont Southampton; The Fairmont Monte Carlo; The Savoy, A Fairmont Hotel; The Fairmont Glitter Bay; The Norfolk Hotel, Mount Kenya Safari Club, The Aberdare Country Club, The Ark and the Mara Safari Club.

Our 23.7% equity investment in Legacy generated a $5.9 million equity loss in 2005 compared to a loss of $4.5 million in 2004. Legacy's operating results were negatively affected by the appreciation in the Canadian dollar.

Real Estate Activities

Real estate activities, generated primarily from our vacation ownership business contributed $9.5 million in revenues in 2005. In 2004, we generated revenues of $21.4 million, when we disposed of one block of land at our Coal Harbour site in Vancouver, British Columbia as well as one small block of land that was not part of our principal real estate holdings in Toronto or Vancouver for total proceeds of $15.4 million. EBITDA generated by real estate activities during the six months was $0.7 million in 2005 compared to $8.2 million in 2004.

Management Operations

Fairmont

In the first half of 2005, revenues under management were $932 million, up $113 million or 13.8% from 2004. Improved operating results at the U.S. and International hotels, as well improvement from the Canadian properties primarily due to the appreciation of the Canadian dollar, and new management contracts in the U.K. and Europe contributed to this increase.

Fairmont earned fee revenues of $30.9 million in the first half of 2005, a 17.9% improvement over 2004. This increase consists primarily of higher base management fees and is commensurate with the increase in revenues under management. Fee revenues included $9.7 million from our owned properties, down $1.4 million from 2004 due to the sale of the two properties in 2004, offset by the reopening of The Fairmont Southampton in April 2004.

For the Fairmont managed portfolio of Comparable Hotels, RevPAR increased 9.6% to $122.58. RevPAR at the U.S. and International properties was up 11.0% from 2004 resulting from a 7.4% increase in ADR combined with an occupancy gain of 2.2 points. RevPAR at the Canadian properties was up 7.8% as ADR improved by 10.0%. When measured in Canadian dollars, RevPAR for the Canadian portfolio was down 1.0%.

Fairmont generated EBITDA of $22.7 million in the first half of 2005, up 16.4% from 2004, primarily from a significant improvement in The Fairmont Dubai's results, as well as the addition of our two European hotels. EBITDA margin was 73.5% in 2005 down from 74.4% in 2004.

Delta

Revenues under management were $192 million, an 11.0% increase from 2004, while management fee revenues remained constant at $6.1 million. The management fees are not consistent with the increase in revenues under management due to the receipt of a payout resulting from the termination of a franchise agreement in 2004. Excluding this amount, management fees have increased at a rate similar to revenues under management.

Delta's Comparable Hotels RevPAR of $66.80 was up 11.9% from 2004 due to an increase in occupancy rates and the appreciation of the Canadian dollar. When measured in Canadian dollars, RevPAR was up approximately 3% over 2004.

Other Items

Revenues and Expenses from Managed and Franchised Properties

Other revenues and expenses from managed and franchised properties represent the expenditure and recovery of central marketing, reservation and other services that we provide on a cost recovery basis under the terms of our management and franchise agreements. The net difference represents the portion of amounts spent in excess of or less than the recoveries from managed hotels that are owned by third parties.

General and Administrative Expenses

General and administrative expenses for the six months were $18.3 million compared to $12.1 million for the same period in 2004. Included in this year's expenses were approximately $3.3 million related to higher development and long-term incentive compensation costs. General and administrative expenses also include a $2.9 million charge relating to stock appreciation rights granted to certain former Canadian Pacific Limited employees prior to the 2001 reorganization that continue to be our obligation. The appreciation of the Canadian dollar also had a negative impact on expenses, the majority of which are incurred in Canadian dollars.

Other Expenses

During the second quarter, the Company expensed $3.3 million of costs incurred in connection with certain growth opportunities relating to a major portfolio acquisition, which the Company did not complete.

Amortization

Amortization expense was $32.9 million in 2005 compared to $37.5 million in 2004. This decrease is mainly due to the sale of the two hotels in July 2004.

Interest Expense, Net

Net interest expense of $13.2 million was down from $19.0 million in 2004. This decrease was primarily due to the reduction in long-term debt resulting from the application of sale proceeds from The Fairmont Kea Lani Maui, The Fairmont Glitter Bay and the Legacy units to reduce debt, offset by borrowings used to fund the purchase of common shares for cancellation.

Income Tax Expense (Recovery)

Income tax for 2005 reflected a recovery of $6.8 million versus an expense of $11.7 million in 2004, mainly as a result of a favorable settlement in the quarter of $14.6 million. Adjusting for the $14.6 million recovery, our effective tax rate for the six months was 33.5%. The Company expects to record an additional recovery in the $20 million range in the third quarter.

Delta managed hotels

	2005	2004	Variance
RevPAR	$ 66.80	$ 59.70	11.9%
ADR	103.38	94.58	9.3%
Occupancy	64.6%	63.1%	1.5 points

Exclusions: Delta Meadowvale, Delta Kitchener and Delta franchised hotels.

Foreign exchange

Impact of Canadian Dollar Appreciation in 2005	Three months ended June 30, 2005	Six months ended June 30, 2005
Operating revenues	$ 6.5	$ 11.0
EBITDA	$ 2.0	$ 2.4
Interest	(0.1)	(0.2)
Amortization	(0.7)	(1.3)
Income taxes	(0.2)	0.3
Net income impact	$ 1.0	$ 1.2
EPS impact	$ 0.01	$ 0.02

Foreign Exchange

Average Canadian dollar exchange rates in the second quarter and first half of 2005 were approximately 8% higher than the same periods in 2004. As it is not possible to accurately determine the impact on business levels, if any, specifically due to the higher Canadian dollar, any such impact has been excluded from the analysis above.

Liquidity and Capital Resources

Capitalization

Our consolidated net borrowing position increased to $409.4 million at June 30, 2005 from $303.0 million at the beginning of the year. This change was primarily due to borrowings made to fund the repurchase of over 1.8 million of the Company's common shares and the investment in The Savoy, A Fairmont Hotel.

Cash Flows

Cash generated by operations totaled $25.5 million for the second quarter of 2005 and $60.2 million for the period ended June 30, 2005, representing improvements of $16.4 and $10.9 million, respectively. These improvements are partially due to the reduction in interest expense due to the sale of the two properties in July 2004, as well as improvement in our working capital position from 2004.

Capitalization

(in millions, except per share data)	June 30, 2005	December 31, 2004
Cash	$ 69.9	$ 99.1
Current debt	$ 4.2	$ 4.1
Long-term debt	475.1	398.0
	479.3	402.1
Shareholders' equity		
convertible notes[1]	19.2	19.2
common share equity[2]	1,592.0	1,631.2
	1,611.2	1,650.4
Total capitalization	$ 2,090.5	$ 2,052.5
Net debt to total capitalization ratio	19.6%	14.8%
Net debt to total asset ratio	16.7%	12.6%
Interest coverage[3]	7.1x	8.7x

(1) Amount of $270 million convertible notes related to conversion feature

(2) Includes contributed surplus, treasury stock, foreign currency translation adjustments and retained earnings

(3) Calculated as 12 month trailing EBITDA divided by annual interest payments on debt outstanding at the end of period

Cash flows

(millions of dollars)	Three months ended June 30 2005	Three months ended June 30 2004	Six months ended June 30 2005	Six months ended June 30 2004
Inflows				
Funds generated from operations	$ 46.1	$ 54.4	$ 67.6	$ 85.6
Change in working capital	(20.6)	(45.3)	(7.4)	(36.3)
Cash generated from operations	25.5	9.1	60.2	49.3
Other	–	0.1	–	8.9
Total inflows	25.5	9.2	60.2	58.2
Outflows				
Additions to, net of proceeds from sales of, property and equipment	(13.5)	(24.2)	(31.4)	(44.0)
Investments in partnerships and corporations	(7.0)	–	(11.2)	–
Repurchase (issuance) of common shares, net	(26.5)	(5.1)	(57.9)	(4.8)
Dividends paid	–	–	(4.6)	(3.2)
Investment in intangible assets	(3.9)		(26.7)	
Issuance of loans receivable	(1.2)	(2.0)	(32.8)	(7.0)
Total outflows	(52.2)	(31.3)	(164.6)	(59.0)
Net borrowing (repayment) of debt	30.2	0.8	75.3	17.1
Effect of exchange rates on cash balances	(0.1)	(0.1)	(0.1)	(0.2)
Increase in cash	$ 3.5	$ (21.4)	$ (29.2)	$ 16.1

As expected, accounts receivable and accounts payable balances at June 30, 2005 were up considerably over year-end due to the seasonality of our business. Receivable balances at year-end are typically from revenues earned in the fourth quarter, our lowest earnings period. Prepaid expense balances also increased during the quarter due to the timing of annual insurance and property tax payments. Otherwise, all other working capital balances are consistent with December 31, 2004.

Net expenditures on profit-enhancing and upgrade capital expenditures totaled $13.5 million in the second quarter, down $10.7 million from 2004. For the six-month period ended June 30, 2005, we have spent a total of $31.4 million on profit-enhancing and upgrade capital, down from the $44.0 million spent in 2004. The 2004 expenditures included upgrade capital and profit-enhancing projects at our owned hotels, specifically The Fairmont Chateau Lake Louise and The Fairmont Copley Plaza Boston.

During the quarter, FHR invested $7.0 million in partnerships and corporations, primarily for our investment in the hotels in Kenya, bringing the total for all investments for the year to $11.2 million.

In October 2004, we obtained regulatory approval to purchase for cancellation up to approximately 10% of our common shares. We repurchased 1.85 million shares under this program for the six months to June 30, 2005 at a total cost of $60.7 million. FHR issued approximately 140,000 shares for $2.8 million during the six months ended June 30, 2005, pursuant to the Key Employee Stock Option Plan.

During the first quarter of 2005, FHR advanced $31.5 million as a loan receivable and $22.8 million related to the long-term contract to manage The Savoy.

Liquidity

We have a $400 million unsecured credit facility. The interest rate on the unsecured credit facility is floating based on market interest rates plus a spread. At June 30, 2005, $113.0 million of loans were advanced under this facility. In addition, we had $70.6 million of letters of credit issued under this facility. We have also issued other letters of credit amounting to $4.6 million.

Contractual obligations

(in millions)	Total	Payments due by period < 1 Year	1–3 Years	4–5 Years	After 5 Years
Long-term debt	$ 479.3	$ 4.2	$ 178.2	$ 7.3	$ 289.6
Operating leases	533.4	8.3	27.8	24.2	473.1
Purchase obligations	12.9	12.9	–	–	–
Other	83.4	4.3	27.8	10.9	40.4
Total	$ 1,109.0	$ 29.7	$ 233.8	$ 42.4	$ 803.1

At June 30, 2005, our primary sources of contractual obligations consisted of property-specific mortgages, $270 million in convertible senior notes, operating leases mainly for leased land, and the loans and letter of credit obligation advanced under the credit facility.

Outstanding Common Share Data

Shares Outstanding (in 000s)	June 30, 2005	December 31, 2004
Common shares	74,518.0	76,393.3
Potential issuance of common shares:		
Options issued to directors and employees	3,522.9	3,413.7
Conversion of convertible senior notes	7,156.1	7,156.1
(conversion price $37.73)	–	–

Changes in Accounting Policies

Variable Interest Entities

Accounting Guideline 15 ("AcG-15") requires the consolidation of Variable Interest Entities ("VIEs") by the primary beneficiary. A VIE is an entity where:

- its equity investment at risk is insufficient to permit the entity to finance its activities without additional subordinated support from others and/or where certain essential characteristics of a controlling financial interest are not met, and,
- it does not meet specified exemption criteria.

The primary beneficiary is the enterprise that will absorb or receive the majority of the VIE's expected losses, expected residual returns, or both.

The Company has reviewed the impact that this standard has on its financial statement presentation, and upon the initial adoption of this standard effective January 1, 2005, no changes to financial statement presentation were required.

Liabilities and Equity

On January 1, 2005 FHR adopted the Canadian Institute of chartered Accountant's ("CICA") new accounting requirements on the classification of financial instruments as liabilities or equity. The CICA amended its disclosure requirements surrounding the presentation of financial instruments that may be settled in cash or by an issuer's own equity instruments, at the issuer's discretion, as liabilities. Adoption of this new standard did not have an impact on our financial statements.

Determining Whether An Arrangement Contains A Lease

In 2004, the Emerging Issues Committee issued Abstract 150, "Determining Whether an Arrangement Contains a Lease" ("EIC 150"). An entity may enter into certain arrangements comprising a transaction or a series of related transactions that does not take the legal form of a lease but conveys a right to use a tangible asset (e.g. an item of property, plant or equipment) in return for payment or a series of payments. FHR is required to adopt the recommendations of EIC 150 for affected transactions commencing December 9, 2004. Adoption of this new standard did not have an impact on our financial statements.

Contractual commitments

(in millions)	Total	< 1 Year	1–3 Years	4–5 Years	After 5 Years
		Commitment expiration per period			
Standby letters of credit[1]	$ 75.2	$ 75.2	–	–	–
Guarantees	12.2	12.2	–	–	–
Other	8.7	8.7	–	–	–
Total	$ 96.1	$ 96.1	–	–	–

1 Primarily issued under FHR's $400 million unsecured credit facility.

Pending Accounting Policy Changes

The following are upcoming changes to Canadian GAAP that may have an impact on our financial statement presentation. Details on these and any other recent accounting changes can be found on the website of the Accounting Standards Board of Canada at www.acsbcanada.org.

Financial Instruments – Recognition and Measurement, Section 3855, and two interrelated standards – Hedges, Section 3865 and Comprehensive Income, Section1531.

These standards are an attempt to harmonize Canadian and U.S. GAAP, and FHR is required to adopt these standards for the fiscal year ending December 31, 2007. FHR is currently reviewing the impact these standards will have on its financial statements.

Non-GAAP Financial Measures

EBITDA is defined as earnings before interest, taxes, other expenses and amortization. Income or loss from investments and other is included in EBITDA. Management considers EBITDA to be a meaningful indicator of operations and uses it as the primary measure to assess the operating performance of our business segments. It is also used by investors, analysts and our lenders as a measure of the Company's financial performance. However, EBITDA is not a defined measure of operating performance under Canadian GAAP. It is likely that FHR's calculation of EBITDA is different than the calculations used by others.

The table below provides a reconciliation of EBITDA to net income.

(in millions of Dollars)	Three months ended June 30, 2005	Three months ended June 30, 2004	Six months ended June 30, 2005	Six months ended June 30, 2004
EBITDA	$ 50.5	$ 62.5	$ 72.7	$ 96.6
Deduct:				
Other expenses	3.3	–	3.3	–
Amortization	16.4	18.0	32.9	37.5
Operating income	30.8	44.5	36.5	59.1
Interest expense, net	6.0	9.0	13.2	19.0
Income tax (recovery) expense	(9.3)	6.5	(6.8)	11.7
Net income	$ 34.1	$ 29.0	$ 30.1	$ 28.4

Consolidated balance sheets

(Stated in millions of U.S. dollars)	June 30, 2005 (unaudited)	December 31, 2004
ASSETS		
Current assets		
Cash and cash equivalents	$ 69.9	$ 99.1
Accounts receivable	107.1	90.2
Inventory	15.4	15.5
Prepaid expenses and other	17.1	11.2
	209.5	216.0
Investments in partnerships and corporations (note 3)	94.5	90.7
Investment in Legacy Hotels Real Estate Investment Trust	63.3	70.0
Non-hotel real estate	96.8	100.3
Property and equipment	1,426.6	1,435.5
Goodwill	162.0	162.8
Intangible assets (notes 3 and 4)	276.7	245.0
Other assets and deferred charges (notes 3 and 4)	116.0	82.3
	$ 2,445.4	$ 2,402.6
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 143.8	$ 123.9
Taxes payable (note 5)	16.3	35.3
Dividends payable	4.5	4.6
Current portion of long-term debt	4.2	4.1
	168.8	167.9
Long-term debt	475.1	398.0
Other liabilities	96.1	95.7
Future income taxes	94.2	90.6
	834.2	752.2
Shareholders' Equity (note 6)	1,611.2	1,650.4
	$ 2,445.4	$ 2,402.6

Consolidated statements of retained earnings

(Stated in millions of U.S. dollars) (Unaudited)	Three months ended June 30 2005	Three months ended June 30 2004	Six months ended June 30 2005	Six months ended June 30 2004
Balance – Beginning of period	$ 164.7	$ 77.5	$ 189.2	$ 78.1
Net income	34.1	29.0	30.1	28.4
	198.8	106.5	219.3	106.5
Repurchase of common shares (note 6)	(15.3)	(2.2)	(35.8)	(2.2)
Dividend	(4.5)	(3.2)	(4.5)	(3.2)
Balance – End of period	$ 179.0	$ 101.1	$ 179.0	$ 101.1

Consolidated statements of income

(Stated in millions of U.S. dollars, except per share amounts) (Unaudited)	Three months ended June 30 2005	Three months ended June 30 2004	Six months ended June 30 2005	Six months ended June 30 2004
Revenues				
Hotel ownership operations (note 8 (d))	$ 177.5	$ 180.6	$ 326.2	$ 336.0
Management operations	14.6	11.6	27.1	21.1
Real estate activities	2.0	18.1	9.5	21.4
	194.1	210.3	362.8	378.5
Other revenues from managed and franchised properties	11.6	8.9	22.2	17.8
	205.7	219.2	385.0	396.3
Expenses				
Hotel ownership operations	131.3	129.2	249.2	243.5
Management operations	4.7	3.9	10.4	8.7
Real estate activities	2.4	9.8	8.8	13.2
General and administrative	7.7	8.4	18.3	12.1
Other (note 10)	3.3	–	3.3	–
Amortization	16.4	18.0	32.9	37.5
	165.8	169.3	322.9	315.0
Other expenses from managed and franchised properties	11.2	9.1	21.8	18.2
	177.0	178.4	344.7	333.2
Income (loss) from equity investments	2.1	3.7	(3.8)	(4.0)
Operating income	30.8	44.5	36.5	59.1
Interest expense, net	6.0	9.0	13.2	19.0
Income before income tax expense (recovery)	24.8	35.5	23.3	40.1
Income tax expense (recovery)				
Current (note 5)	(13.6)	2.6	(9.3)	5.5
Future	4.3	3.9	2.5	6.2
	(9.3)	6.5	(6.8)	11.7
Net income	$ 34.1	$ 29.0	$ 30.1	$ 28.4
Weighted average number of common shares outstanding (in millions) (note 6)				
Basic	75.0	79.1	75.5	79.1
Diluted	76.1	79.9	76.5	79.9
Basic income per common share	$ 0.45	$ 0.37	$ 0.40	$ 0.36
Diluted income per common share	$ 0.45	$ 0.36	$ 0.39	$ 0.36

Consolidated statements of cash flows

(Stated in millions of U.S. dollars) (Unaudited)	Three months ended June 30 2005	Three months ended June 30 2004	Six months ended June 30 2005	Six months ended June 30 2004
CASH PROVIDED BY (USED IN)				
Operating activities				
Net income	**$ 34.1**	$ 29.0	**$ 30.1**	$ 28.4
Items not affecting cash				
Amortization of property and equipment	**15.8**	17.3	**31.6**	36.1
Amortization of intangible assets	**0.6**	0.7	**1.3**	1.4
(Income) loss from equity investments	**(2.1)**	(3.7)	**3.8**	4.0
Future income taxes	**4.3**	3.9	**2.5**	6.2
Tax recovery (note 5)	**(14.6)**	–	**(14.6)**	–
Unrealized foreign exchange loss	**8.3**	10.2	**8.1**	10.2
Other	**(1.7)**	(3.5)	**(1.3)**	(1.0)
Distributions	**2.3**	–	**4.0**	–
Changes in non-hotel real estate	**(0.9)**	0.5	**2.1**	0.3
Changes in non-cash working capital items (note 7)	**(20.6)**	(45.3)	**(7.4)**	(36.3)
	25.5	9.1	**60.2**	49.3
Investing activities				
Additions to property and equipment	**(13.6)**	(24.2)	**(40.2)**	(44.0)
Proceeds from sale of property and equipment	**0.1**	–	**8.8**	–
Investments in partnerships and corporations	**(7.0)**	–	**(11.2)**	–
Collection of loans receivable	**–**	0.1	**–**	8.9
Issuance of loans receivable	**(1.2)**	(2.0)	**(32.8)**	(7.0)
Investments in intangible assets	**(3.9)**	–	**(26.7)**	–
	(25.6)	(26.1)	**(102.1)**	(42.1)
Financing activities				
Issuance of long-term debt	**31.2**	2.8	**79.8**	82.7
Repayment of long-term debt	**(1.0)**	(2.0)	**(4.5)**	(65.6)
Issuance of common shares	**1.4**	0.3	**2.8**	0.6
Repurchase of common shares	**(27.9)**	(5.4)	**(60.7)**	(5.4)
Dividends paid	**–**	–	**(4.6)**	(3.2)
	3.7	(4.3)	**12.8**	9.1
Effect of exchange rate changes on cash	**(0.1)**	(0.1)	**(0.1)**	(0.2)
(Decrease) increase in cash	**3.5**	(21.4)	**(29.2)**	16.1
Cash and cash equivalents – beginning of period	**66.4**	69.2	**99.1**	31.7
Cash and cash equivalents – end of period	**$ 69.9**	$ 47.8	**$ 69.9**	$ 47.8

Notes to consolidated financial statements

(Stated in millions of U.S. dollars) (unaudited)

note 1

Fairmont Hotels & Resorts Inc. ("FHR" or the "Company") has operated and owned hotels and resorts for over 118 years and currently manages properties, principally under the Fairmont and Delta brands. As at June 30, 2005, FHR managed or franchised 87 luxury and first-class hotels. FHR owns Fairmont Hotels Inc. ("Fairmont") which, as at June 30, 2005, managed 49 luxury properties in major city centers and key resort destinations throughout Canada, the United States, Mexico, Bermuda, Barbados, United Kingdom, Monaco, Kenya and the United Arab Emirates. Delta Hotels Limited ("Delta"), a wholly-owned subsidiary of FHR, managed or franchised 38 Canadian hotels and resorts as at June 30, 2005.

In addition to hotel and resort management, as at June 30, 2005, FHR had hotel ownership interests ranging from approximately 15% to 100% in 28 properties, located in Canada, the United States, Mexico, Bermuda, Barbados, Monaco, Kenya and the United Arab Emirates. FHR also has an approximate 24% equity interest in Legacy Hotels Real Estate Investment Trust ("Legacy") as at June 30, 2005, which owns 24 hotels and resorts across Canada and the United States. FHR also owns real estate properties that are suitable for either commercial or residential development, and has a vacation ownership product.

Results for the three and six months ended June 30, 2005 are not necessarily indicative of the results that may be expected for the full year due to seasonal and short-term variations. Revenues are typically higher in the second and third quarters versus the first and fourth quarters of the year. The income tax rate is also higher in the first quarter as hotels in non-taxable jurisdictions typically generate losses and certain equity investments usually produce losses without tax benefits.

note 2

These interim consolidated financial statements do not include all disclosures as required by Canadian generally accepted accounting principles ("GAAP") for annual consolidated financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2004 presented in the annual report. The accounting policies used in the preparation of these interim consolidated financial statements are consistent with the accounting policies used in the December 31, 2004 audited consolidated financial statements, except as discussed below.

Liabilities and equity

On January 1, 2005, FHR adopted the Canadian Institute of Chartered Accountants' ("CICA") new accounting requirements on the classification of financial instruments as liabilities or equity. The CICA amended its disclosure requirements surrounding the presentation of financial instruments that may be settled in cash or by an issuer's own equity instruments, at the issuer's discretion, as liabilities. Adoption of this new standard did not have an impact on the Company's financial statements.

Determining whether an arrangement contains a lease

In 2004, the Emerging Issues Committee issued Abstract 150, "Determining whether an Arrangement Contains a Lease" ("EIC 150"). An entity may enter into certain arrangements comprising a transaction or a series of related transactions that does not take the legal form of a lease but conveys a right to use a tangible asset (e.g., an item of property, plant or equipment) in return for a payment or series of payments. The Company is required to adopt the recommendations of EIC 150 for affected transactions commencing December 9, 2004. Adoption of this new standard did not have an impact on the Company's financial statements.

note 3

In May 2005, FHR invested $10.0 in cash for five management contracts, a loan and an approximate 15% interest in a corporation with Kingdom Hotels Investments and IFA Hotels & Resorts. The corporation holds an ownership interest in five Kenyan properties known as The Norfolk Hotel, Mount Kenya Safari Club, The Aberdare Country Club, The Ark and the Mara Safari Club. The properties are being managed by Fairmont under long-term management contracts. Based on the relative fair value of the management contracts, the investment interest and the loan, $4.6 of the $10.0 was allocated to the management contracts. The investment of $4.2 is accounted for using the equity method due to significant influence through contractual arrangements. $1.2 was allocated to the loan which has a face value of $5.0, bears no interest and is payable in 2020.

note 4

In January 2005, FHR entered into a long-term contract to manage The Savoy in London, England. In 2004, FHR agreed to commit approximately $63.0 to obtain the management contract and provide loans to the hotel's owners. As at June 30, 2005, FHR had funded $54.3 of the total commitment, of which $22.8 related to the management contract, and $31.5 related to a loan receivable, due in 2015 and bearing interest at 7.75%.

note 5

During the quarter ended June 30, 2005, the Company reached a favorable tax settlement with the Canada Revenue Agency and recorded a $14.6 recovery of current income taxes. In the third quarter, the Company expects to record an additional recovery.

note 6 Shareholders' equity

	June 30, 2005	December 31, 2004
Common shares	$ 1,135.3	$ 1,163.1
Other equity	19.2	19.2
Treasury Stock	–	(5.6)
Contributed surplus	142.7	142.4
Foreign currency translation adjustments	135.0	142.1
Retained earnings	179.0	189.2
	$ 1,611.2	$ 1,650.4

The diluted weighted-average number of common shares outstanding is calculated as follows:

(in millions)	Three months ended June 30 2005	Three months ended June 30 2004	Six months ended June 30 2005	Six months ended June 30 2004
Weighted-average number of common shares outstanding – basic	75.0	79.1	75.5	79.1
Stock options	1.1	0.8	1.0	0.8
Weighted-average number of common shares outstanding – diluted	76.1	79.9	76.5	79.9

Effective October 24, 2004, FHR may repurchase for cancellation up to 10% of its outstanding common shares. The amounts and timing of repurchases are at FHR's discretion. During the six months ended June 30, 2005, FHR repurchased 1,849,300 shares (823,300 during the second quarter). Also, an additional 166,100 shares that were classified as treasury stock at December 31, 2004, were cancelled in 2005. Total consideration relating to the repurchase amounted to $60.7 ($27.9 for the second quarter), of which $27.9 was charged to common shares ($12.6 for the second quarter) and $32.8 was charged to retained earnings ($15.3 for the second quarter). Of the $5.6 of treasury stock outstanding at December 31, 2004, $2.6 was reclassified to common shares and $3.0 to retained earnings in 2005. During the six months ended June 30, 2005, FHR issued 140,053 shares (66,528 for the second quarter) pursuant to the Key Employee Stock Option Plan for which $2.8 was credited to common shares ($1.4 for the second quarter) for proceeds from options exercised. At June 30, 2005, 74,518,001 common shares were outstanding (December 31, 2004 – 76,393,348).

During the six months ended June 30, 2005, 300,000 stock options were granted (nil in the second quarter), and the cost of this stock-based compensation was recorded based on the estimated fair value of these options. Assuming FHR elected to recognize the cost of its stock-based compensation based on the estimated fair value of stock options granted after January 1, 2002 but before January 1, 2003, net income and basic and diluted earnings per share would have been:

	Three months ended June 30		Six months ended June 30	
	2005	2004	**2005**	2004
Reported net income	**$ 34.1**	$ 29.0	**$ 30.1**	$ 28.4
Net income assuming fair value method used	**$ 34.0**	$ 28.9	**$ 29.9**	$ 28.2
Assuming fair value method used				
Basic earnings per share	**$ 0.45**	$ 0.37	**$ 0.40**	$ 0.36
Diluted earnings per share	**$ 0.45**	$ 0.36	**$ 0.39**	$ 0.35

note 7 | Changes in non-cash working capital

	Three months ended June 30		Six months ended June 30	
	2005	2004	**2005**	2004
Decrease (increase) in current assets				
Accounts receivable	**$ (29.4)**	$ (25.9)	**$ (18.5)**	$ (25.2)
Inventory	**(0.9)**	(0.9)	**–**	(1.3)
Prepaid expenses and other	**(7.4)**	(8.9)	**(6.2)**	(7.9)
Increase (decrease) in current liabilities				
Accounts payable and accrued liabilities	**17.5**	(9.6)	**21.2**	(1.9)
Taxes payable	**(0.4)**	–	**(3.9)**	–
	$ (20.6)	$ (45.3)	**$ (7.4)**	$ (36.3)

note 8 | Segmented information

FHR has five reportable segments in two core business activities, ownership and management operations. The segments are hotel ownership, investment in Legacy, real estate activities, Fairmont and Delta. Results of individual properties have been aggregated into their respective reportable segments. Hotel ownership consists of real estate interests ranging from approximately 15% to 100% in 28 properties. The investment in Legacy consists of an approximate 24% equity interest in Legacy, which owns 24 hotels and resorts across Canada and the United States. Real estate activities consist primarily of two undeveloped land blocks in Toronto and Vancouver and a vacation ownership product. Fairmont is an international luxury hotel and resort management company and Delta is a Canadian first-class hotel and resort management company.

The performance of all segments is evaluated by management primarily on earnings before interest, taxes and amortization ("EBITDA"), which management defines as income before interest, income taxes, other expenses and amortization. EBITDA includes income or loss from equity investments. Corporate general and administrative expenses, amortization, interest and income taxes are not allocated to the individual segments. All transactions among operating segments are conducted at fair market value.

The following tables present revenues, EBITDA, total assets and capital expenditures for FHR's reportable segments:

Three months ended June 30, 2005

	Ownership			Management				
	Hotel Ownership	Legacy	Real estate activities	Fairmont	Delta	Corporate general and admini-strative	Inter-segment elimination and other[a]	Total
Operating revenues[d]	$ 177.5	$ –	$ 2.0	$ 16.1	$ 3.4	$ –	$ (4.9)	$ 194.1
Other revenues from managed and franchised properties	–	–	–	9.1	2.5	–	–	11.6
								205.7
Income from equity investments	1.0	1.1	–	–	–	–	–	2.1
EBITDA[b]	42.3	1.1	(0.4)	12.5	2.3	(7.7)	0.4	50.5
Total assets[c]	1,809.1	63.3	102.1	452.2	78.4	–	(59.7)	2,445.4
Capital expenditures	9.3	–	–	4.3	–	–	–	13.6

Three months ended June 30, 2004

	Ownership			Management				
	Hotel Ownership	Legacy	Real estate activities	Fairmont	Delta	Corporate general and admini-strative	Inter-segment elimination and other[a]	Total
Operating revenues[d]	$ 180.6	$ –	$ 18.1	$ 13.7	$ 3.6	$ –	$ (5.7)	$ 210.3
Other revenues from managed and franchised properties	–	–	–	6.2	2.7	–	–	8.9
								219.2
Income from equity investments	0.9	2.8	–	–	–	–	–	3.7
EBITDA[b]	46.6	2.8	8.3	10.8	2.6	(8.4)	(0.2)	62.5
Total assets[c]	1,925.2	96.9	95.9	363.6	73.2	–	(21.1)	2,533.7
Capital expenditures	23.9	–	–	0.3	–	–	–	24.2

Six months ended June 30, 2005

	Ownership			Management		Corporate general and admini-strative	Inter-segment elimination and other[a]	Total
	Hotel Ownership	Legacy	Real estate activities	Fairmont	Delta			
Operating revenues[d]	$ 326.2	$ –	$ 9.5	$ 30.9	$ 6.1	$ –	$ (9.9)	$ 362.8
Other revenues from managed and franchised properties	–	–	–	16.8	5.4	–	–	22.2
								385.0
Income (loss) from equity investments	2.1	(5.9)	–	–	–	–	–	(3.8)
EBITDA[b]	69.2	(5.9)	0.7	22.7	3.9	(18.3)	0.4	72.7
Total assets[c]	1,809.1	63.3	102.1	452.2	78.4	–	(59.7)	2,445.4
Capital expenditures	34.7	–	–	5.5	–	–	–	40.2

Six months ended June 30, 2004

	Ownership			Management		Corporate general and admini-strative	Inter-segment elimination and other[a]	Total
	Hotel Ownership	Legacy	Real estate activities	Fairmont	Delta			
Operating revenues[d]	$ 336.0	$ –	$ 21.4	$ 26.2	$ 6.1	$ –	$ (11.2)	$ 378.5
Other revenues from managed and franchised properties	–	–	–	12.7	5.1	–	–	17.8
								396.3
Income (loss) from equity investments	0.5	(4.5)	–	–	–	–	–	(4.0)
EBITDA[b]	81.8	(4.5)	8.2	19.5	4.1	(12.1)	(0.4)	96.6
Total assets[c]	1,925.2	96.9	95.9	363.6	73.2	–	(21.1)	2,533.7
Capital expenditures	43.5	–	–	0.5	–	–	–	44.0

(a) Operating revenues include management fees that are charged by Fairmont of $4.8 (2004 – $5.6) and $9.7 (2004 – $11.1) for the three and six months ended June 30, 2005 respectively, and Delta of $0.1 (2004 – $0.1) and $0.2 (2004 – $0.1) for the three and six months ended June 30, 2005 respectively, to the hotel ownership operations, which are eliminated on consolidation. EBITDA includes expenses not reimbursed relating to marketing and reservation services performed by FHR under the terms of its hotel management and franchise agreements. Total assets have been reduced for the elimination of inter-segment loans net of corporate assets.

(b) A reconciliation of aggregate EBITDA of the reportable segments to net income is as follows:

	Three months ended June 30 2005	Three months ended June 30 2004	Six months ended June 30 2005	Six months ended June 30 2004
EBITDA	$ 50.5	$ 62.5	$ 72.7	$ 96.6
Less: Other	3.3	–	3.3	–
Amortization	16.4	18.0	32.9	37.5
Operating income	30.8	44.5	36.5	59.1
Interest expense, net	6.0	9.0	13.2	19.0
Income tax expense (recovery)	(9.3)	6.5	(6.8)	11.7
Net income	$ 34.1	$ 29.0	$ 30.1	$ 28.4

(c) Hotel ownership assets include $93.9 (2004 - $63.6) of investments accounted for using the equity method.

(d) A breakdown of the Company's hotel ownership operations revenues are as follows:

	Three months ended June 30 2005	Three months ended June 30 2004	Six months ended June 30 2005	Six months ended June 30 2004
Rooms revenue	$ 89.3	$ 98.4	$ 169.6	$ 186.7
Food and beverage revenue	64.0	59.4	113.8	108.0
Other	24.2	22.8	42.8	41.3
	$ 177.5	$ 180.6	$ 326.2	$ 336.0

note 9

FHR recorded pension and other post employment benefit expenses as follows:

	Three months ended June 30 2005	Three months ended June 30 2004	Six months ended June 30 2005	Six months ended June 30 2004
Pension	$ 0.5	$ 0.5	$ 0.9	$ 1.0
Other post-employment benefits	0.1	0.1	0.2	0.2
	$ 0.6	$ 0.6	$ 1.1	$ 1.2

note 10

During the second quarter, the Company undertook certain development activities related to a major portfolio acquisition, which the Company did not complete. As a result, $3.3 has been expensed relating to the costs that were incurred for this activity.

note 11

Certain of the prior period figures have been reclassified to conform with the presentation adopted for 2005.

note 12 Subsequent event

On July 14, 2005, FHR disposed of a parcel of land in Vancouver for net proceeds and an after-tax gain of approximately $17.

Shareholder information

Executive Office

Canadian Pacific Tower
100 Wellington Street West
Suite 1600
TD Centre, P.O. Box 40
Toronto, Ontario
M5K 1B7
Telephone: 416.874.2600
Fax: 416.874.2601

Investor Relations

Denise Achonu
Executive Director Investor Relations
Telephone: 416.874.2485
Toll-free: 866.627.0642
Fax: 416.874.2761
Email: investor@fairmont.com
Website: www.fairmont.com

Stock Exchange Listings

Toronto Stock Exchange
New York Stock Exchange
Trading symbol: FHR

Hotel Reservations

Fairmont Hotels & Resorts
Toll-free: 800.441.1414
Website: www.fairmont.com

Delta Hotels
Toll-free: 800.268.1133
Website: www.deltahotels.com

Transfer Agent and Registrar

Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario
M5J 2Y1
Toll-free: 800.340.5017
Email: service@computershare.com

For further information on
Legacy Hotels Real Estate Investment Trust

Toronto Stock Exchange symbol: LGY.UN
Toll-free: 866.627.0641
Website: www.legacyhotels.com

Fairmont
HOTELS & RESORTS